SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 9, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 9, 2026.

RESOLUTIONS ADOPTED BY THE GENERAL SHAREHOLDERS’ MEETING

HELD ON 08/04/2026

POINT Nº 1: For a majority of 600,386,133 votes for, 527,140 abstentions and 6,650 votes against this motion, the Shareholders decided to appoint the representatives of Dr. Delfín Jorge Ezequiel Carballo, the trustee of Fideicomiso de Garantía JHB BMA and ANSES-FGS, to sign the minutes of this meeting.

POINT Nº 2: For a majority of 595,370,043 votes for, 5,546,250 abstentions and 3,630 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the Company’s fiscal year ended December 31, 2025.

POINT Nº 3: For a majority of 598,150,718 votes for, 2,572,195 abstentions and 197,010 votes against this motion, with the appropriate abstention of Jorge Pablo Brito, member of the Board, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2025.

POINT N° 4: For a majority of 600,196,053 votes for, 524,940 abstentions and 198,930 votes against this motion, the Shareholders resolved the following:

To apply the Retained Earnings as of December 31, 2025 totaling AR$ 290,438,875,537.79 as follows:

a) the amount of AR$  57,898,528,529.31 to the Legal Reserve Fund;

b) AR$ 13,680,229,087.73 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and

c) AR$ 218,860,117,920.75 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to the provisions of Communique “A” 6464, as amended and supplemented, issued by the BCRA.

It was expressly stated that the above mentioned figures are expressed in constant currency as of 31 December 2025.

POINT Nº 5: For a majority of 600,224,123 votes for, 494,810 abstentions and 200,990 votes against this motion, the Shareholders’ Meeting resolved to approve:

(i) the separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 138,956,468,470 (amount expressed in constant currency as of 31 December 2025), which expressed in constant currency as of 28 February 2026 amounts to AR$ 147,101,261,954, and represents AR$ 217.33 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). Pursuant to the provisions of Communique “A” 8410 issued by the BCRA, the Bank shall be able to pay the approved dividend in 3 monthly equal and non-cumulative installments as from the third business day of May and of each month in which the payment is made. The amount of the dividend corresponds to distributable profits obtained from realized earnings arising from the audited annual financial statements for the fiscal year beginning January 1st, 2025 and the amount approved for distribution complies with the maximum limit established by Communiqué “A” 8410 issued by the BCRA. For all references contained herein as to re-expressing any amounts in constant currency, the applicable rate shall be the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019. The proposed dividend payment does not breach any commitments undertaken by the Bank.

(ii) to delegate to the Board: (a) the separation of the relevant amount of the Optional Reserve Fund for Future Profit Distributions to pay the dividend after receiving the approval from the above mentioned entity; and (b) the powers to determine the time, currency, kind and other terms and conditions of payment pursuant to the scope of the delegation decided by this Shareholders’ Meeting.

POINT Nº 6: For a majority of 600,067,243 votes for, 607,520 abstentions and 245,160 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2025, on the amount of AR$ 12,119,007,896.56, representing 4.97 % of the computable profit. It was informed that the values in nominal currency amount to AR$ 10,957,557,993.20 and the adjustment to state such values in constant currency as of 31 December 2025 totals AR$ 1,161,449,903.36.

For a majority of 408,208,027 votes for, 192,466,736 abstentions and 245,160 votes against this motion, the Shareholders’ Meeting resolved to delegate on the Board of Directors the allocation of the proposed remunerations to each member of the Board.

POINT Nº 7: For a majority of 580,580,682 votes for, 19,966,561 abstentions and 372,680 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 196,115,076.90, such amount being reported in the statement of income for the fiscal year ended December 31, 2025. It was informed that the values in nominal currency amount to AR$ 175,016,970 and the adjustment to state such values in constant currency as of 31 December 2025 totals AR$ 21,098,106.90.

For a majority of 388,721,466 votes for, 211,825,777 abstentions and 372,680 votes against this motion, the Shareholders’ Meeting resolved to delegate on the Board of Directors the allocation of the proposed remunerations to each member of the Supervisory Committee.

POINT Nº 8: For a majority of 576,215,982 votes for, 19,981,511 abstentions and 4,722,430 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 1,657,954,379 plus VAT, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2025.

POINT N° 9: For a majority of 573,348,062 votes for, 566,861 abstentions and 27,005,000 against this motion, the Shareholders resolved to approve the appointment of Mr. Marcos Brito as regular non-independent director for three fiscal years.

For a majority of 573,349,142 votes for, 554,551 abstentions and 27,016,230 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Delfín Federico Ezequiel Carballo as regular non-independent director for three fiscal years.

For a majority of 556,473,542 votes for, 19,918,021 abstentions and 24,528,360 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Miguel Iribarne as regular independent director for three fiscal years.

POINT N° 10: For a majority of 579,355,682 votes for, 19,480,931 abstentions and 2,083,310 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Ariel Maximiliano Bozzano as regular syndics and the Accountants Horacio Della Rocca, Francisco Javier Piazza and Vivian Haydeé Stenghele as alternate syndics, to hold office for one fiscal year. All of them are independent members.

POINT N° 11: For a majority of 595,762,533 votes for, 571,180 abstentions and 4,586,210 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2026, the Certified Public Accountant Eleonora Prieto Rodriguez, who shall act as regular auditor and the Certified Public Accountant Ignacio Alberto Pío Hecquet as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.A.

POINT N° 12: For a majority of 581,318,572 votes for, 19,472,631 abstentions and 128,720 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 3,000,000.

POINT N° 13: For a majority of 600,133,103 votes for, abstentions 527,530 and 259,290 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, María Luján Daqua, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the administrative approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Jorge Pablo Brito (Chairman of the Board); Agustín Carballo (representing Mr. Delfín Jorge Ezequiel Carballo); Federico Miguel Salim(representing Fideicomiso de Garantía JHB BMA); Javier Eduardo Freigedo (representing ANSES-FGS); Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 9, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer